Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158
June 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:    Karen Rossotto, Esq.

        Re:    Global X Funds
            File No. 333-151713, 811-22209

Dear Ms. Rossotto:

On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X Blockchain ETF (the “Fund”), included in Post-Effective Amendment No. 638 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on May 26, 2021 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 9, 2021, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. The responses will be incorporated into a post-effective amendment

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
June 10, 2021

filing to the Registration Statement to be made pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.
PROSPECTUS

1.     Comment: Please confirm to the Staff that tracking the Underlying Index satisfies the requirements of Rule 35d-1 under the 1940 Act (“Rule 35d-1”) and that the Adviser will continuously review the Fund’s actual portfolio to ensure compliance with Rule 35d-1. Please acknowledge that a Rule 35d-1 compliant portfolio is the Fund’s obligation and not the obligation of the Index Provider. In addition, please confirm that the Fund will provide a Rule 35d-1 notice if there is a change to the Index Provider resulting in material changes to the Underlying Index methodology or any other material changes to the Underlying Index methodology that will impact the Rule 35d-1 requirements.
Response: The Adviser believes that by tracking the Underlying Index, the Fund satisfies the requirements of Rule 35d-1. Section 35(d) of the 1940 Act prohibits a registered investment company from adopting a name that includes words that the SEC deems materially deceptive or misleading. The SEC adopted Rule 35d-1 in an effort to protect investors against misleading or deceptive fund names. Rule 35d-1 provides, in part, that when a fund’s name suggests that it focuses in a particular industry, the fund must adopt a policy to invest, under normal market conditions, at least 80% of the fund’s net assets in the industry suggested by its name. The Fund will invest at least 80% of its total assets, plus borrowings for investment purposes (if any), in the securities of the Underlying Index and in ADRs and GDRs based on securities in the Underlying Index. The Underlying Index is designed to provide exposure to companies that are positioned to benefit from further advances in the field of blockchain technology, and is is primarily composed of blockchain companies deriving at least 50% of their revenues, operating income, or assets from blockchain activities. The Underlying Index may also include limited exposure to Diversified Blockchain Companies, which derive more than 0% but less than 50% of their revenues from blockchain activities, and to Pre-Revenue Blockchain Companies, which have primary business operations in blockchain technology but that do not currently generate

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
June 10, 2021

revenues. The aggregate weight of Diversified Blockchain Companies and Pre-Revenue Blockchain Companies is collectively capped at 10% of the Underlying Index at each semi-annual rebalance. The Staff has stated that the key issue in determining whether a fund name is deceptive or misleading is “ whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.”1 The Adviser confirms that the Fund’s investment strategy meets the requirements of Rule 35d-1 because the Fund’s Underlying Index is composed of securities that are consistent with the types of investments suggested by the Fund’s name and the Fund has a policy to invest at least 80% of its assets in the securities included in the Underlying Index.
The Adviser confirms that it will continuously review the Fund’s portfolio for compliance with Rule 35d-1 and acknowledges that it is the Fund’s obligation to comport with Rule 35d-1 in light of its name and not the obligation of the Index Provider. Consistent with the disclosure in the Fund’s Prospectus, the Adviser confirms that in the event that there was a material change to the Underlying Index that impacted the Fund’s reliance on Rule 35d-1, the Fund would provide 60 days prior written notice to Fund shareholders before changing the Fund’s 80% non-fundamental investment policy.
FEES AND EXPENSES
2.     Comment: With respect to the fee table and expense example, please provide the SEC Staff with a copy of the completed fee table and expense example prior to the Registration Statement’s effectiveness. In addition, please include an explanation of the material assumptions that the Registrant used in its estimate of “Other Expenses” and how it determined that the estimate was reasonable.

1 Investment Company Names; SEC Rel. No. IC-24828 January 17, 2001 at text accompanying n. 44.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
June 10, 2021

Response: The Registrant has completed the Fund’s fee table and expense example, which are included below. Regarding “Other Expenses” and how the Registrant determined the estimated “Other Expenses” were reasonable, pursuant to the unitary expense arrangement described in the section of the Fund’s Prospectus titled “FUND MANAGEMENT – Investment Adviser,” the management fee will cover the cost of investment advisory, supervisory and administrative services. In addition, the Adviser will pay all costs of various third-party services required by the Fund, including audit, certain custody, portfolio accounting, legal, transfer agency and printing costs. The Adviser does not currently anticipate that the Fund would incur expenses that would not be covered by the unitary fee and that would amount to the threshold for disclosure in the fee table. The Fund submits that the basis for this estimate is similar to its estimates used for recent funds launched by the Registrant.
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.50%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.50%
1    Other Expenses are based on estimated amounts for the current fiscal year.

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
June 10, 2021

remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$51	$160

PRINCIPAL INVESTMENT STRATEGIES
3.Comment: With respect to the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund’s Prospectus, please provide a thorough, clear and plain English explanation of what blockchain technology is.
Response: The Registrant has revised the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund’s Prospectus as follows:
The Underlying Index is designed to provide exposure to companies that are positioned to benefit from further advances in the field of blockchain technology. A blockchain is a peer-to-peer shared, distributed ledger (or decentralized database) that facilitates the recording of transactions and tracking of assets without the need for the use of a central authority acting as a trusted intermediary (i.e., a bank). Certain users, known as nodes, elect to maintain a copy of the database (“ledger”) on their computer. Nodes connect on a peer-to-peer basis with other nodes, propagating transactions and blocks across the network to be independently verified by other nodes according to the network’s rules. Transactions are aggregated into blocks which record the time and sequence of transactions, like new pages of a ledger. “Blocks” are linked together with the prior block to form a “chain”, or a “blockchain”, which grows linearly in time with the addition of each subsequent block, or page of the ledger. The resulting blockchain is a distributed, time-stamped ledger of information—because the rules for adding information to the ledger are public, any transactions and new pages of the ledger can be independently verified by any user maintaining a copy of the ledger, resulting in a shared and continually reconciled database. Blockchains may also be private or public networks. A public blockchain network is a publicly available set of rules that anyone can download and run to participate in the network. A private blockchain network is a centralized

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
June 10, 2021

blockchain that requires an invitation from the originator of the network to participate. Specifically, the Underlying Index will include securities issued by “Blockchain Companies” as defined by Solactive AG, the provider of the Underlying Index (the "Index Provider"). “Blockchain Companies” are those companies that derive at least 50% of their revenues, operating income, or assets from the following business activities:
1.    Digital Asset Mining: Companies involved in verifying and adding digital asset transactions to a blockchain ledger (e.g. digital asset mining), or that produce technology used in digital asset mining.
2.    Blockchain & Digital Asset Transactions: Companies that operate digital asset trading platforms/exchanges, custodians, wallets, and/or payment gateways.
3.    Blockchain Applications: Companies involved in the development and distribution of applications and software services related to blockchain and digital asset technology, including smart contracts.
4.    Blockchain & Digital Asset Hardware: Companies that manufacture and distribute infrastructure and/or hardware used in blockchain and digital asset activities.
5.    Blockchain & Digital Asset Integration: Companies that provide engineering and consulting services for the adoption and utilization of blockchain and digital asset technologies.
The Fund will not invest in digital assets (including cryptocurrencies) (i) directly or (ii) indirectly through the use of digital asset derivatives.
4.Comment: With respect to the third paragraph in the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund’s Prospectus, please confirm that “Diversified Blockchain Companies” will be subject to an aggregate weight cap of less than 20% of the Fund’s net asset value at each semi-annual rebalance.

Response: The Registrant confirms that “Diversified Blockchain Companies” will be subject to an aggregate weight cap of less than 20% of the Fund’s net asset value at each semi-annual rebalance.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
June 10, 2021

5.Comment: With respect to the section titled “PRINCIPAL INVESTMENT STRATEGIES” of the Fund’s Prospectus please inform the Staff of any due diligence that the Adviser did on the Index Provider’s proprietary natural language processing algorithm to ensure that the Underlying Index is consistent with the Fund’s disclosure about the Underlying Index.

Response: The Adviser notes that the results of the natural language processing algorithm are utilized in constructing and ranking an initial universe of eligible companies, not as the sole determinant of a company’s eligibility for inclusion in the Underling Index. This initial universe is intended to encompass companies that may have a reasonable likelihood, upon further review, of demonstrating that at least 50% of revenues, operating income, or assets are generated from the stated categories of business activities. As such, the natural language processing algorithm may be viewed as generating a starting point for the eventual constituent review. The Index Provider then reviews each company to confirm whether it generates at least 50% of revenues from the stated categories of business activities. Only companies that meet this criterion are classified as Blockchain Companies. Companies that derive greater than 0% but less than 50% of revenues from blockchain technology, as well as those companies that have primary business operations in blockchain technology but that do not currently generate revenues, are classified as “Diversified Blockchain Companies” and “Pre-Revenue Blockchain Companies”, respectively. As such, the Adviser believes this approach is consistent with the Fund’s disclosure about the Underlying Index.

6.Comment: Please provide us with the Underlying Index’s methodology white paper. In addition, please also supplementally provide us with a model portfolio showing the Underlying Index constituents, their weights in the Underlying Index, country and sector breakdown and for the top ten holdings a brief explanation of how each company satisfies the Rule 35d-1 requirements.

Response: Please see attached the requested materials.

7.Comment: The Staff notes that it is unclear whether the Underlying Index methodology is rules-based. Given the involvement of the Index Provider in developing, refining and running the algorithm and the potential for other judgment calls, please tell the Staff why the Registrant believes that this is a rules-based index and not advisory in nature.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
June 10, 2021

Response: The Underlying Index methodology follows a rules-based approach, in which component securities of the Underlying Index are selected based on a written methodology that governs the selection and weighting of constituents and does not involve any subjective determinations. The Index Provider is not an investment adviser because it does not advise the Fund as to the advisability of investing in, purchasing, or selling securities, nor does it have the authority to make investment decisions for the Fund. The Index Provider is responsible solely for the development and maintenance of the Underlying Index.

8.Comment: The Staff notes that the Registration Statement was fairly incomplete. Please provide the Staff via email an updated filing prior to effectiveness.

Response: The Registrant will provide the requested revised filing via email.

9.Comment: In the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND”, the last sentence of the second paragraph notes that “[t]he Fund’s investment objective and its Underlying Index may be changed without shareholder approval.” If there is a shareholder notice requirement, please disclose the requirement and the timing of notice.

Response: The Registrant has revised the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND”, to include the notice requirement as follows:

The Fund’s investment objective and its Underlying Index may be changed without shareholder approval upon at least 60 days prior written notice to shareholders.
10.Comment: Please indicate whether the Fund has an exclusive license to use the Underlying Index.

Response: The Adviser is in the process of entering into an agreement with the Index Provider for the Fund to exclusively license the Underlying Index.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
June 10, 2021

11.Comment: If the Fund intends on investing as part of its Principal Investment Strategy in China-A shares, please revise the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” to indicate as such.

Response: The Registrant has updated the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” to include the following sentence at the end of the sixth paragraph:

The Fund may invest in China A-Shares, which are issued by companies incorporated in mainland China and traded on Chinese exchanges.

A FURTHER DISCUSSION OF PRINCIPAL RISKS
12.    Comment: In the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – China A-Shares Risk”, the Staff notes that the discussion seems to be strategy-oriented in nature. Please consider revising the risk factor accordingly.
    Response: The Registrant has revised the risk factor titled China A-Shares Risk in the sections of the Fund’s Prospectus titled "SUMMARY OF PRINCIPAL RISKS" and “A FURTHER DISCUSSION OF PRINCIPAL RISKS” to remove the first sentence as shown below. The Registrant believes that the discussion of the mechanism by which the Fund may access China A-Shares provides helpful context for investors and is more appropriately placed in the risk factor sections of the Fund’s Prospectus.
China A-Shares Risk: ~~A-Shares are issued by companies incorporated in mainland China and are traded on Chinese exchanges.~~ Foreign investors can access A-Shares by obtaining a Qualified Foreign Institutional Investor ("QFII") or a Renminbi Qualified Foreign Institutional Investor ("RQFII") license, as well as through the Stock Connect Program, which is a securities trading and clearing program with an aim to achieve mutual stock market access between the China and Hong Kong markets. Stock Connect was developed by Hong Kong Exchanges and Clearing Limited, the Shanghai Stock Exchange ("SSE") (in the case of Shanghai Connect) or the Shenzhen Stock Exchange

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
June 10, 2021

("SZSE") (in the case of Shenzhen Connect), and the China Securities Depository and Clearing Corporation Limited (“CSDCC”). The Fund currently intends to gain exposure to A-Shares through the Stock Connect Programs. Investments in A-Shares are subject to various regulations and limits, and the recoupment or repatriation of assets invested in A-Shares is subject to restrictions by the Chinese government. In addition, investors from outside mainland China may face difficulties or prohibitions accessing certain A-Shares that are part of a restricted list in countries such as the U.S. A-Shares may be subject to frequent and widespread trading halts and may become illiquid. Trading suspensions in certain stock could lead to greater market execution risk and costs for the Fund, and the creation and redemption of Creation Units (as defined below) may also be disrupted. These risks, among others, could adversely affect the value of the Fund’s investments.

China A-Shares Risk
~~A-Shares are issued by companies incorporated in mainland China and are traded on Chinese exchanges.~~ Foreign investors can access A-Shares by obtaining a QFII or a RQFII license, as well as through the Stock Connect Programs. The Fund currently intends to gain exposure to A-Shares through the Stock Connect Programs. Trading suspensions in certain stocks could lead to greater market execution risk, valuation risks, liquidity risks and costs for the Fund, as well as for Authorized Participants that create and redeem Creation Units of the Fund. The SSE and SZSE currently apply a daily limit, set at 10%, of the amount of fluctuation permitted in the prices of A-shares during a single trading day. The daily limit refers to price movements only and does not restrict trading within the relevant limit. There can be no assurance that a liquid market on an exchange will exist for any particular A-share or for any particular time. Additionally, during instances where aggregate limits on foreign ownership are exceeded. the Fund may be unable to purchase additional equity securities of a particular company. This could increase the Fund’s tracking error and/or cause the Fund to trade in the market at greater bid-ask spreads or greater premiums or discounts to the Fund’s NAV. Given that the A-share market is considered volatile and unstable (with the risk of widespread trading suspensions or government intervention), the creation and redemption of Creation

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
June 10, 2021

Units (as defined below) may also be disrupted. These risks, among others, could adversely affect the value of the Fund’s investments.
13.     Comment: In the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Associated Risks Related to Investing in Blockchain Companies”, please explain what digital asset markets are and why blockchain companies have “significant exposure to fluctuations in the spot prices of digital asset markets”. In addition, in the sixth sentence please revise the sentence to meet plain English standards by explaining the concept of “cryptographic keys” and their “theft, loss or destruction”.
    Response: The Registrant has revised the risk factor titled “Associated Risks Related to Investing in Blockchain Companies” in the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCISSION OF PRINCIPAL RISKS” as follows:
Blockchain companies may be adversely impacted by government regulations or economic conditions. Blockchain technology is new and its uses are in many cases untested or unclear. These companies may also have significant exposure to fluctuations in the spot prices of digital assets, particularly to the extent that demand for a company’s hardware or services may increase as the spot price of digital assets increase. Blockchain companies typically face intense competition and potentially rapid product obsolescence. In addition, many Blockchain companies store sensitive consumer information and could be the target of cybersecurity attacks and other types of theft, which could have a negative impact on these companies. Access to a given blockchain may require a specific cryptographic key (in effect a string of characters granting unique access to initiate transactions related to specific digital assets) or set of keys, the theft, loss, or destruction of which, either by accident or as a result of the efforts of a third party, could irrevocably

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
June 10, 2021

impair a claim to the digital assets stored on that blockchain. Many Blockchain companies currently operate under less regulatory scrutiny than traditional financial services companies and banks, but there is significant risk that regulatory oversight could increase in the future. Higher levels of regulation could increase costs and adversely impact the current business models of some Blockchain companies. These companies could be negatively impacted by disruptions in service caused by hardware or software failure, or by interruptions or delays in service by third-party data center hosting facilities and maintenance providers. Blockchain companies involved in digital assets may face slow adoption rates and be subject to higher levels of regulatory scrutiny in the future, which could severely impact the viability of these companies. Blockchain companies, especially smaller companies, tend to be more volatile than companies that do not rely heavily on technology. The customers and/or suppliers of Blockchain companies may be concentrated in a particular country, region or industry. Any adverse event affecting one of these countries, regions or industries could have a negative impact on Blockchain companies.
14.     Comment: In the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS” please revise the risk factor “Foreign Securities Risk” to disclose the specific risks associated with American Depositary Receipts and Global Depositary Receipts.
Response: The Registrant has revised the Fund’s Prospectus to add the following risk factor entitled “Depositary Receipts Risk” in the sections of the Fund’s Prospectus titled "SUMMARY OF PRINCIPAL RISKS" and “A FURTHER DISCUSSION OF PRINCIPAL RISKS”:
Depositary Receipts Risk: The Fund may invest in depositary receipts, such as ADRs and GDRs. Depositary receipts may be subject to certain of the risks associated with direct investments in the securities of foreign companies. For additional details on these risks, please see Foreign Securities Risk. Moreover, depositary receipts may not track

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
June 10, 2021

the price of the underlying foreign securities on which they are based. A holder of depositary receipts may also be subject to fees and the credit risk of the financial institution acting as depositary.
Depositary Receipts Risk
The Fund may invest in depositary receipts, such as ADRs and GDRs. ADRs are certificates that evidence ownership of shares of a foreign issuer and are alternatives to purchasing the underlying foreign securities directly in their national markets and currencies. GDRs are certificates issued by an international bank that generally are traded and denominated in the currencies of countries other than the home country of the issuer of the underlying shares. Depositary receipts may be subject to certain of the risks associated with direct investments in the securities of foreign companies. For additional details on these risks, please see Foreign Securities Risk. Moreover, depositary receipts may not track the price of the underlying foreign securities on which they are based. Certain countries may limit the ability to convert depositary receipts into the underlying foreign securities and vice versa, which may cause the securities of the foreign company to trade at a discount or premium to the market price of the related depositary receipts. A holder of depositary receipts may also be subject to fees and the credit risk of the financial institution acting as depositary.
FUND MANAGEMENT

15.     Comment: In the section of the Fund’s Prospectus titled “FUND MANAGEMENT – Approval of Advisory Agreement” please revise to indicate which shareholder report will include the discussion regarding the basis for the Board of Trustees’ approval of the Supervision and Administration Agreement and the related Investment Advisory Agreement for the Fund.
    Response: The Registrant has revised the section of the Fund’s Prospectus titled “FUND MANAGEMENT – Approval of Advisory Agreement” to note that a discussion regarding the basis for the Board of Trustee’s approval of the Supervision and Administration Agreement and the related Investment Advisory Agreement will be included in the Fund’s first shareholder report. Since the Fund has not launched yet, the

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
June 10, 2021

below disclosure accounts for the possibility that the discussion may appear in either the annual or semi-annual report to shareholders depending on when the Fund commences operations.
Approval of Advisory Agreement
Discussion regarding the basis for the Board of Trustees' approval of the Supervision and Administration Agreement and the related Investment Advisory Agreement for the Fund will be available in the Fund's first shareholder report, either the Semi-Annual Report or Annual Report to shareholders for the period ended May 31 or November 30, respectively.
INFORMATION REGARDING THE INDEX AND THE INDEX PROVIDER

16. Comment: In the section of the Fund’s Prospectus titled “INFORMATION REGARDING THE INDEX AND THE INDEX PROVIDER”, please discuss the relationship between the Index Provider, the Adviser, its affiliates and its parent company. Supplementally, please provide the Staff with information about any exclusive agreements the Fund has with the Index Provider for use of the Underlying Index and the fees paid to the Index Provider in producing or managing the Underlying Index.
Response: The Registrant has included disclosure in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” stating in part that “[t]he Underlying Index is sponsored by the Index Provider, which is an organization that is independent of, and unrelated to, the Fund and Global X Management Company LLC. . . .” The Registrant respectfully submits that this disclosure is adequate to address the Staff’s comment. The Registrant is not aware of any relationship between the Index Provider and any of the Adviser, its affiliates or its parent company that would cause the Index Provider to be viewed as other than independent with respect to the management of the Underlying Index.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
June 10, 2021

As discussed above, the Adviser will have an exclusive license with the Index Provider that allows the Adviser to sublicense the Underlying Index to the Fund. The Registrant notes that the Underlying Index licensing agreement is an agreement between the Adviser and the Index Provider to which the Fund is not a party and the Registrant respectfully declines to disclose the fee paid to the Index Provider in producing or managing the Underlying Index.
Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.
                        Respectfully submitted,

                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.